

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 15, 2006

Mr. James W. Thompson
Orleans Homebuilders, Inc.
One Greenwood Square, #101
3333 Street Road
Bensalem, PA 19020

> **Re:** **Orleans Homebuilders, Inc.**
> **Form 10-K for the year ended June 30, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **File No. 1-6830**

Dear Mr. Thompson:

We have reviewed your response letter dated December 14, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Changes in the Housing Market

1. We note your response to the first bullet point of our prior comment 1. Please refer to paragraphs 10(b) and 11 of SFAS 34. Based on your response, it is unclear to us how you determined that it was appropriate to continue to capitalize interest related to those parcels of land for which you have suspended activities. Please explain this to us in more detail, with references to the specific accounting literature that you relied upon.

2. We note your response to the second bullet point of our prior comment 1. We read that your Orlando, Palm Coast and Palm Bay markets combined are considered one reporting unit for purposes of goodwill impairment testing. Please explain to us in more detail how you determined that these markets are one reporting unit under SFAS 142. In this regard, we note paragraphs 30 and 34-35 of SFAS 142. Your response should specifically address whether management reviews discrete financial information for each of these

markets. If so, we would struggle to understand how you determined that it was appropriate to aggregate these markets under paragraph 30 of SFAS 142 since these markets clearly have different results and trends.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief